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                     CONSULTING AGREEMENT WITH PHILIP JOHNSTON

                                   PHILIP JOHNSTON
                                    CONTRACT FOR
                                 CONSULTING SERVICES

This Agreement is made this 19th day of April, 2002, between American Medical Technologies ("Client"), having its principal place of business at 5555 Bear Lane, Suite 1100, Corpus Christi, TX, 78405, and Philip Johnston, Consultant, having its principal place of business at 26 King Street, St. Pacome, Quebec, Canada G0L 3X0.

In consideration of Client retaining Philip Johnston to conduct general consulting services for Client, it is agreed as follows:

1.   COMPENSATION AND TERM

Client hereby retains Philip Johnston and Philip Johnston hereby agrees to perform the following services: Public Relations and Research services of Philip Johnston as required by Client, through October 31, 2002. Philip Johnston will at various times perform services at Philip Johnston's facilities, or as directed by Client. Philip Johnston will perform the services at various times and for various durations as directed by Client.

The following consulting fees shall apply:

A.   Cash payment of $57,000US Dollars.

B. Options to buy 500,000 shares of unrestricted Common Stock of American Medical Technologies (ADLI - Nasdaq), at a price per share equal to 90% of the closing bid price on the day prior to the day the options are exercised. Stock will be registered under SEC Form S-8 and due upon signing of this agreement. The options shall be exercisable for a term of not more than two months from the effective date of the registration statement on Form S-8 covering the options. The fee to Consultant shall be deemed fully earned as of the date of execution of this Agreement, and whether or not any Consultant's recommendations are ratified.

C. The options shall not be transferred in any manner other than by will or the laws of descent and distribution. During the Consultant's life, the options shall be exercised only by the Consultant. No transfer of the options shall be effective to bind Client unless Client shall have been furnished with written notice thereof and such evidence as Client may deem necessary to establish the validity of the transfer and the acceptance by the transferee of the terms and conditions of the options.

D. The Consultant shall be responsible to pay for its costs providing its service under this agreement.

Any legal action brought to collect any sums due under this Agreement shall be entitled to collect, in addition to all damages, its costs of collection, including reasonable attorney's fees.

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This Agreement shall commence on the date stated above, and shall remain in effect until all obligations under this Agreement have been properly completed. Either party to this Agreement may terminate this Agreement with or without cause by providing at least seven days written notice to the other party.

2.   WARRANTIES BY PHILIP JOHNSTON

Philip Johnston represents and warrants to Client that it has the ability to perform the services required by this Agreement; that it will perform said services in a professional, competent and timely manner; that it has the power to enter into and perform this Agreement; and that its performance of this Agreement shall not infringe upon or violate the rights of any third party or violate any federal, state and municipal laws. However, Client will not determine or exercise control as to general procedures or formats necessary to have these services meet Client's satisfaction.

3.   INDEPENDENT CONTRACTOR

Philip Johnston acknowledges that the services rendered under this Agreement shall be solely as an independent contractor. Philip Johnston shall not enter into any contract or commitment on behalf of Client. Philip Johnston further acknowledges that it is not considered an affiliate or subsidiary of Client, and is not entitled to any Client employment rights or benefits. It is expressly understood that this undertaking is not a joint venture.

4.   CONFIDENTIALITY

Philip Johnston recognizes and acknowledges that this Agreement creates a confidential relationship between Philip Johnston and Client and that information concerning Client's business affairs, customers, vendors, finances, properties, methods of operation, computer programs, and documentation, and other such information, whether written, oral, or otherwise, is confidential in nature. All such information concerning Client is hereinafter collectively referred to as "Confidential Information."

5.   NON-DISCLOSURE

Philip Johnston agrees that, except as directed by Client, it will not at any time during or after the term of this Agreement disclose any Confidential Information to any person whatsoever and that upon the termination of this Agreement it will turn over to Client all documents, papers, and other matter in its possession or control that relate to Client. Philip Johnston further agrees to bind its employees and subcontractors to the terms and conditions of this Agreement.

6.   GRANT

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Philip Johnston agrees that its work product produced in the performance of this Agreement shall remain the exclusive property of Client, and that it will not sell, transfer, publish, disclose or otherwise make the work product available to third parties without Client's prior written consent. Any rights granted to Philip Johnston under this Agreement shall not affect Client's exclusive ownership of the work product.

7.   OFFICE RULES

Philip Johnston shall comply with all office rules and regulations, including security requirements, when on Client premises.

8.   CONFLICT OF INTEREST

Philip Johnston shall not offer or give a gratuity of any type to any Client employee or agent.

9.   GOVERNING LAW

This Agreement shall be construed and enforced in accordance with the laws of the state of New York.

10.  ENTIRE AGREEMENT AND NOTICE

This Agreement contains the entire understanding of the parties and may not be amended without the specific written consent of both parties. Any notice given under this Agreement shall be sufficient if it is in writing and if sent by certified or registered mail.

IN WITNESS WHEREOF,

Client and Philip Johnston have duly executed this Agreement as of the day and year first above written.

Philip Johnston                        American Medical Technologies



By: /s/ Philip JohnstonBy:                /s/ John E. Vickers III



Name: Philip Johnston                     Name:  John E. Vickers III

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Title: Principal                          Title: Interim Chief Executive Officer


Date: April 24, 2002                      Date: April 24, 2002